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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

See Footnote 2 Below

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*


Weinroth                               D.               Stephen
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


1330 Avenue of the Americas, 36th Floor
--------------------------------------------------------------------------------
                                    (Street)


New York                           New York              10036
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   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol


Park City Group, Inc.-- PKCY
--------------------------------------------------------------------------------
3.   IRS or Social Security Number of Reporting Person (Voluntary)


N/A
--------------------------------------------------------------------------------
4.   Statement for Month/Year


August 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          08/16/2002     J(1)            (1)         (1)    (1)      (1)            (I)       (2)
====================================================================================================================================

                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                        9.          Owner-
                                                                                                        Number      ship
                                                                                                        of          Form
                2.                                                                                      Deriv-      of
                Conver-                      5.                              7.                         ative       Deriv-   11.
                sion                         Number of                       Title and Amount           Secur-      ative    Nature
                or                           Derivative    6.                of Underlying     8.       ities       Secur-   of
                Exer-             4.         Securities    Date              Securities        Price    Bene-       ity:     In-
                cise     3.       Trans-     Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially    Direct   direct
                Price    Trans-   action     or Disposed   Expiration Date   ----------------  Deriv-   Owned       (D) or   Bene-
1.              of       action   Code       of(D)         (Month/Day/Year)          Amount    ative    at End      In-      ficial
Title of        Deriv-   Date     (Instr.    (Instr. 3,    ----------------          or        Secur-   of          direct   Owner-
Derivative      ative    (Month/  8)         4 and 5)      Date     Expira-          Number    ity      Month       (I)      ship
Security        Secur-   Day/     -------    ------------  Exer-    tion             of        (Instr.  (Instr.     (Instr.  (Instr.
(Instr. 3)      ity      Year)    Code  V    (A)   (D)     cisable  Date     Title   Shares    5)       4)          4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to      $0.10    8/16/02  J(1)       (1)   (1)     6/11/02  3/27/05  Common  (1)       (1)      (1)(2)      (I)      (2)
Purchase                                                                     Stock
Common Stock
====================================================================================================================================

Explanation of Responses:

(1) Pursuant to Section 5.4 of the Securities Purchase Agreement dated March 27, 2002 between AW Fields Acquisition, LLC ("AW Fields") (see note (2) below) and the Issuer (the "SPA"), on August 16, 2002, the Issuer issued to AW Fields 8,458,334 shares of Common Stock, increasing the number of shares of Common Stock beneficially owned by AW Fields (excluding shares issuable upon exercise of the Warrant referred to below) from 11,666,667 to 20,125,001, and, pursuant to Sections 2 and 9 of the Warrant to Purchase Common Stock (the "Warrant") issued by the Issuer to AW Fields on June 11, 2002 pursuant to the SPA, the exercise price at which the Warrant may be exercised was reduced from $0.1725 to $0.10, and the number of shares issuable upon exercise of the Warrant increased from 11,666,667 to 20,125,001.

(2) AW Fields is the direct beneficial owner of the 20,125,001 shares of Common Stock and the Warrant to purchase the additional 20,125,001 shares of Common Stock for $0.10 a share. The management of AW Fields is vested in its Class 1 Member, AWEE II, LLC ("AWEE"); the management of AWEE is vested in its Class 1 Member, Andersen, Weinroth & Co., L.P. ("AW"); and the management of AW is vested in its general partner, A.W. & Co. GP Inc., which is wholly-owned by the Reporting Person and G. Chris Andersen. Accordingly, for purposes of Rule 16a-1(a)(1), each of the Reporting Person and G. Chris Andersen may be deemed the beneficial owner of the shares of Common Stock beneficially owned by AW Fields.

As the Class 1 Member of AW Fields, AWEE is entitled to 20% of all distributions of cash and other property by AW Fields, after the other members of AW Fields have received cash and other property from AW Fields having an aggregate fair value equal to $1,750,000 plus an amount in the nature of interest on $1,750,000, compounded semiannually, at the rate of 10% a year. At present, AW is entitled to all cash and other property distributions AWEE receives from AW Fields. For purposes of Rule 16a-1(a)(2), the Reporting Person, through his interest in AW, may be deemed to have an indirect pecuniary interest in such cash and other property distributions.

In addition to the foregoing, the Reporting Person holds an option to purchase up to an aggregate of 125,000 shares of Common Stock for $0.08 a share, which is exerciseable as to 31,250 shares within 60 days of the date hereof. Accordingly, the Reporting Person beneficially owns those 31,250 shares.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


            /s/ Stephen D. Weinroth                             09/10/02
---------------------------------------------            -----------------------
        Signature of Reporting Person                             Date


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